Filed under Rule 433
File No. 333-124535
Final Term Sheet

Issuer:	USB Capital VIII

Guarantor:	U.S. Bancorp (Ticker: USB)

Size:	$375 million (15 million trust preferred securities)

Overallotment Option:	2.25 million trust preferred securities

Expected Ratings:	Aa3 /A- /A+ (Moody’s / S&P / Fitch)

Maturity Date:	December 29, 2065 (60NC5)

Coupon/Distribution Rate:	6.35% per annum

1st Coupon/Distribution:	3/29/2006 and quarterly thereafter

Redemption:	On or after 12/29/2010 at $25 per capital security

Liquidation Amount / Par:	$25 per capital security

Trade Date:	12/21/2005

Settle:	12/29/2005 (T+5)

Expected Listing:	NYSE

Public Offering Price:	$25 per trust preferred security

Net Proceeds (before expenses) to Issuer:	$363,187,500

Joint-Leads:	Merrill Lynch & Co., Citigroup

Sr. Co-Managers:	Morgan Stanley, UBS Investment Bank, Wachovia Securities

Jr. Co-Managers:	A.G. Edwards, Bear, Stearns & Co. Inc., RBC Dain Rauscher

CUSIP:	903307 20 5
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